As filed with the U.S. Securities and Exchange Commission on December 28, 2023
1933 Act File No. 333-274907

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933    [X]

Pre-Effective Amendment No. __        Post-Effective Amendment No. _1_

Hotchkis and Wiley Funds
(Exact Name of Registrant as Specified in Charter)

601 South Figueroa Street, 39th Floor
Los Angeles, California 90017
(Address of Principal Executive Offices, Zip Code)

(213) 430-1000
(Registrant’s Telephone Number)

Anna Marie Lopez
601 South Figueroa Street, 39th Floor
Los Angeles, California 90017
(Name and Address of Agent for Service)

Copy to:

Joseph Mannon, Esq.
Vedder Price P.C.
222 North LaSalle Street, 26th Floor
Chicago, IL 60601

Title of Securities being Registered: Shares of beneficial interest of the HW Opportunities MP Fund.
This Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 hereby incorporates by reference the definitive Proxy Statement/Prospectus and Statement of Additional Information to the Registration Statement on Form N-14 (File No. 333-274907) filed with the Securities and Exchange Commission on November 9, 2023 pursuant to Rule 497(b) under the Securities Act of 1933, as amended.

This Post-Effective Amendment No. 1 is being filed solely for the purpose of filing final exhibits to this Registration Statement.

HOTCHKIS & WILEY FUNDS
PART C

OTHER INFORMATION
ITEM 15. INDEMNIFICATION.
Reference is made to Article VII of the Registrant’s Amended and Restated Agreement and Declaration of Trust. With respect to the Registrant, the general effect of these provisions is to indemnify any person (Trustee, officer, employee or agent, among others) who was or is a party to any proceeding by reason of their actions performed in their official or duly authorized capacity on behalf of the Trust.

Pursuant to Rule 484 under the Securities Act of 1933, as amended, (the “1933 Act”) the Registrant furnishes the following undertaking: “Insofar as indemnification for liability arising under the 1933 Act may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the U.S. Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.”

ITEM 16. EXHIBITS.

(1)	(a)
Agreement and Declaration of Trust dated July 23, 2001 was previously filed with Post-Effective Amendment No. 8 to the Registration Statement on Form N-1A on August 27, 2004, and is incorporated herein by reference.

	(b)	Certificate of Trust dated July 23, 2001, was previously filed with the Initial Registration Statement on Form N-1A on August 30, 2001, and is incorporated herein by reference.
(c)
Written Instrument Amending the Agreement and Declaration of Trust dated August 16, 2016 was previously filed with Post-Effective Amendment No. 41 to the Registration Statement on Form N-1A on August 29, 2016, and is incorporated herein by reference.

(2)		By-laws, as amended November 19, 2019 was previously filed with Post-Effective Amendment No. 61 to the Registration Statement on Form N-1A on August 27, 2021 and is incorporated herein by reference.
(3)		Not applicable.
(4)		Agreement and Plan of Reorganization - filed herewith.
(5)		Instruments Defining Rights of Shareholders were previously filed with the Registration Statement on Form N-1A on August 30, 2001, and are incorporated herein by reference.
(6)	(a)
Investment Advisory Agreement between the Trust, on behalf of the HW Opportunities MP Fund, and Hotchkis & Wiley Capital Management, LLC. – incorporated herein by reference to Registrant’s Registration Statement filed on Form N-1A as Post-Effective Amendment No. 66 on December 18, 2023, and is incorporated herein by reference.

(b)
Operating Expenses Limitation Agreement between the Trust, on behalf of the HW Opportunities MP Fund and Hotchkis & Wiley Capital Management, LLC. – incorporated herein by reference to Registrant’s Registration Statement filed on Form N-1A as Post-Effective Amendment No. 66 on December 18, 2023 and is incorporated herein by reference.

(7)	(a)
Distribution Agreement dated February 18, 2005, was previously filed with Post-Effective Amendment No. 11 to the Registration Statement on Form N-1A on August 29, 2005, and is incorporated herein by reference.

(b)
Amendment dated August 15, 2005, to the Distribution Agreement was previously filed with Post-Effective Amendment No. 11 to the Registration Statement on Form N-1A on August 29, 2005, and is incorporated herein by reference.

(c)
Second Amendment dated February 6, 2006, to the Distribution Agreement was previously filed with Post-Effective Amendment No. 12 to the Registration Statement on Form N-1A on August 29, 2006, and is incorporated herein by reference.

(d)
Third Amendment dated January 1, 2008, to the Distribution Agreement was previously filed with Post-Effective Amendment No. 14 to the Registration Statement on Form N-1A on August 29, 2008, and is incorporated herein by reference.

(e)
Fourth Amendment dated February 5, 2009, to the Distribution Agreement was previously filed with Post-Effective Amendment No. 16 to the Registration Statement on Form N-1A on March 31, 2009, and is incorporated herein by reference.

(f)
Fifth Amendment dated November 17, 2010, to the Distribution Agreement was previously filed with Post-Effective Amendment No. 21 to the Registration Statement on Form N-1A on December 30, 2010, and is incorporated herein by reference.

(g)
Sixth Amendment to the Distribution Agreement was previously filed with Post-Effective Amendment No. 27 to the Registration Statement on Form N-1A on December 28, 2012, and is incorporated herein by reference.

(h)
Seventh Amendment dated May 14, 2014 to the Distribution Agreement was previously filed with Post-Effective Amendment No. 32 to the Registration Statement on Form N-1A on June 30, 2014, and is incorporated herein by reference.

(i)
Eighth Amendment dated November 17, 2015 to the Distribution Agreement was previously filed with Post-Effective Amendment No. 39 to the Registration Statement on Form N-1A on December 28, 2015, and is incorporated herein by reference.

	(j)	Novation Agreement dated March 31, 2020, was previously filed with Post-Effective Amendment No. 58 to the Registration Statement on Form N-1A on June 30, 2020, and is incorporated herein by reference.
(k)
First Amendment to Novation Agreement dated June 29, 2020, was previously filed with Post-Effective Amendment No. 58 to the Registration Statement on Form N-1A on June 30, 2020, and is incorporated herein by reference.

(l)
Distribution Novation Agreement dated September 30, 2021, was previously filed with Post-Effective Amendment No. 62 to the Registration Statement on Form N-1A on August 26, 2022, and is incorporated herein by reference.

(m)
First Amendment to the Distribution Agreement relating to the HW Opportunities Fund – incorporated herein by reference to Registrant’s Registration Statement filed on Form N-1A as Post-Effective Amendment No. 66 on December 18, 2023, and is incorporated herein by reference.

(8)		Not applicable.
(9)	(a)
Custodian Agreement dated October 10, 2001, was previously filed with Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A on October 19, 2001, and is incorporated herein by reference.

(b)
Appendix A to the Custodian Agreement dated June 29, 2020, was previously filed with Post-Effective Amendment No. 58 to the Registration Statement on Form N-1A on June 30, 2020, and is incorporated herein by reference.

(c)
Amendment to the Custody Agreement – incorporated herein by reference to Registrant’s Registration Statement filed on Form N-1A as Post-Effective Amendment No. 66 on December 18, 2023, and is incorporated herein by reference.

(10)	(a)	Rule 12b-1 Plan – not applicable.
	(b)	Rule 18f-3 Plan – not applicable.
(11)
Opinion and Consent of Counsel by Vedder Price for the HW Opportunities MP Fund – incorporated herein by reference to Exhibit 12 of Registrant’s Registration Statement on Form N-14 filed on October 6, 2023.

(12)		Opinion of Vedder Price supporting the tax matters (HW Opportunities MP Fund) - filed herewith
(13)	(a)	(i)
Amended and Restated Fund Administration Servicing Agreement dated October 1, 2018, was previously filed with Post-Effective Amendment No. 55 to the Registration Statement on Form N-1A on August 29, 2019, and is incorporated herein by reference.

(ii)
Amendment to the Fund Administration Servicing Agreement between the Trust and U.S. Bancorp Fund Services, LLC – incorporated herein by reference to Registrant’s Registration Statement filed on Form N-1A as Post-Effective Amendment No. 66 on December 18, 2023, and is incorporated herein by reference.

	(b)	(i)
Amended and Restated Transfer Agent Servicing Agreement dated October 1, 2018, was previously filed with Post-Effective Amendment No. 55 to the Registration Statement on Form N-1A on August 29, 2019, and is incorporated herein by reference.

(ii)
Amendment to the Transfer Agent Servicing Agreement between the Trust and U.S. Bancorp Fund Services, LLC – incorporated herein by reference to Registrant’s Registration Statement filed on Form N-1A as Post-Effective Amendment No. 66 on December 18, 2023, and is incorporated herein by reference.

	(c)	(i)
Amended and Restated Fund Accounting Servicing Agreement dated October 1, 2018, was previously filed with Post-Effective Amendment No. 55 to the Registration Statement on Form N-1A on August 29, 2019, and is incorporated herein by reference.

(ii)
Amendment to the Fund Accounting Servicing Agreement between the Trust and U.S. Bancorp Fund Services, LLC – incorporated herein by reference to Registrant’s Registration Statement filed on Form N-1A as Post-Effective Amendment No. 66 on December 18, 2023, and is incorporated herein by reference.

(14)			Consent of Independent Registered Public Accounting Firm – incorporated herein by reference to Registrant’s Registration Statement on Form N-14 filed on November 7, 2023.
(15)			Not Applicable.
(16)	(a)		Power of Attorney dated October 2, 2023 - incorporated herein by reference to Registrant’s Registration Statement on Form N-14 filed on November 2, 2023.
(17)			Not Applicable.
(18)			Not Applicable.

ITEM 17. UNDERTAKINGS.

1) The undersigned Registrant agrees that, prior to any public reoffering of the securities registered through the use of a prospectus which is part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned Registrant agrees to file, by post-effective amendment, the final opinion of counsel supporting the federal income tax consequences of the Reorganization and the final agreements that are filed as forms of herein, within a reasonable amount of time after the closing of the Reorganization.

SIGNATURES

As required by the Securities Act of 1933, as amended, this registration statement has been signed on behalf of the Registrant, in the City of Los Angeles, State of California on the 28th day of December, 2023.
Hotchkis & Wiley Funds

By: /s/ Anna Marie Lopez
Anna Marie Lopez
President

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated and on December 28, 2023.

Signature	Title
Randall H. Breitenbach*	Trustee
Randall H. Breitenbach

Alejandra C. Edwards*	Trustee
Alejandra C. Edwards

Marcy Elkind*	Trustee
Marcy Elkind

Robert Fitzgerald*	Trustee
Robert Fitzgerald

George H. Davis, Jr.*	Trustee
George H. Davis, Jr.

H. Thomas Hicks*	Trustee
H. Thomas Hicks

/s/Anna Marie Lopez	Principal Executive Officer
Anna Marie Lopez

/s/James Menvielle	Principal Financial and Accounting Officer
James Menvielle

* By: /s/Anna Marie Lopez Anna Marie Lopez *Attorney-in-fact pursuant to the Power of Attorney previously filed as exhibit (16)(a).

EXHIBIT LIST

Exhibit Number	Description
Ex 4	Agreement and Plan of Reorganization
Ex 12	Opinion of Vedder Price supporting the tax matters (HW Opportunities MP Fund)